Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
Facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

February 22, 2022

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

Washington, D.C. 20549

Re:	EdtechX Holdings Acquisition Corp. II Form 10-K for the Fiscal Year Ended June 30, 2021 Filed September 28, 2021 File No. 001-39792

Ladies and Gentlemen:

On behalf of EdtechX Holdings Acquisition Corp. II (the “Company”), we hereby respond as follows to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated January 26, 2022, relating to the above-referenced Form 10-K for the Fiscal Year Ended June 30, 2021 (the “Form 10-K”).

Form 10-K For the Fiscal Year Ended June 30, 2021

Item 9a. Controls and Procedures, page 44

1.	We note your disclosure in the second risk factor on page 33 that "Section 404 of the Sarbanes-Oxley Act requires that we evaluate and report on our system of internal controls beginning with our Annual Report on Form 10-K for the year ending June 30, 2022," and that you have not provided management's annual report on internal control over financial reporting as of June 30, 2021. Please revise your disclosure to include a statement regarding the transition period established for newly public companies to comply with Instruction 1 to Item 308 of Regulation S-K.

The Company has revised its disclosure as requested.

Securities and Exchange Commission

February 22, 2022

Note 2 Summary of Significant Accounting Policies and Basis of Presentation Revision to Previously Reported Financial Statements, page F-10

2.	We note your disclosure regarding the revision of previously reported financial statements related to the accounting for your Class A common stock subject to possible redemption in temporary equity. We further note your disclosure included in your Form 10-Q for the quarterly period ended September 30, 2021 regarding the restatement of previously reported financial statements as a result of restating your earnings per share calculations in connection with the change in presentation for the Class A common stock subject to possible redemption. In light of the nature of the error and the quantitative significance to certain of the individual line items within temporary and permanent equity, please provide us with your SAB 99 analysis supporting your conclusion that the error is not material to your financial statements and tell us your consideration of amending all of your previously filed financial statements and filing an Item 4.02 Form 8-K stating that such financial statements should no longer be relied upon.

The Company has filed an amendment to its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 and filed an Item 4.02 Form 8-K. Accordingly, the Company respectfully believes that this comment is no longer applicable.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc.	Mr. Rory Henson